

November 23, 2011

Via U.S. Mail
Kimi Royer
President
USG1, Inc.
1126 Madison 9517
Fredericktown, Missouri 63645

Re: USG1, Inc.
Form 10 and Form 10/A
Both filed October 26, 2011
File No. 0-54533

Dear Ms. Royer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 2. Financial information

1. Please disclose the extent of your business experience creating and promoting the sale of shell companies such as USG1. To the extent that you have created similar shells, please quantify this experience, including the number that have been acquired.

2. You say on page 11 that Tiber Creek *will* serve as an advisor to USG1. Please reconcile this information with the second paragraph disclosure at this heading that you "may enter into agreements with consultants." Also clarify how Tiber Creek will advise you and why you chose them for this service.

3. Disclose any affiliation between Tiber Creek and your company, or indicate that there is none.

4. Disclose how you and Tiber Creek will select between USG1 and any similar companies you represent when you promote a company for acquisition.

<u>Item 5. Conflicts of Interest</u>

5. Please clarify the last sentence.

<u>General</u>

6. Please revise to provide updated interim financial statements (as well as from inception to date) in accordance with Rule 8-08 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Schroeder at 202-551-3294 or Sharon Blume, Assistant Chief Accountant, at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact David Lyon at 202-551-3421 or me at 202-551-3698 with any other questions.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief